UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G

PROS HOLDINGS, INC.
Common Stock
74346Y103

Item 1.	a.	PROS Holdings, Inc.
		b.	3100 Main Street
			Suite 900
			Houston, TX 77002

Item 2.	a.	D.F. Dent & Company, Inc.
		b.	400 East Pratt Street, 7th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	74346Y103

Item 3.	Investment adviser registered under section 203 of the
Investment
		Advisers Act of 1940

Item 4.	a.	30,389,000
		b.	5.20%
		c.	1.	1,580,150
			2.	      0
			3.	1,580,150
			4.
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A